SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 21, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

4th Quarter Results Announcement

São Paulo, March 21, 2007

Index

Highlights	3

Prizes Received	4

Improvement on the Spread (RASK – CASK)	4
Graph 1: Trend of CASK and Spread (RASK – CASK)	4

Operational Performance	5
Market	5
Graph 2 Market growth – domestic and international – 4Q06 vs. 4Q05	5
Graph 3: Market share - domestic and international – 4Q06 vs. 4Q05	5
Table 1: Operational data 4Q06 vs. 4Q05	6
Table 2: Fleet 4Q06 vs. 4Q05	7

Financial Performance	8
Revenues	8
Table 3: Revenue per type of service	8
Table 4: RASK and Yield Total, Scheduled Domestic, and Scheduled International	8

Costs and Expenses	10
Table 5: Costs and expenses 4Q06 (BR GAAP)	10

EBITDAR, EBITDA, EBIT and Net Income	13
Table 6: Calculation of EBITDAR, EBITDA e EBIT (BR GAAP)	13

Cash Flow	14
Graph 4: Cash flow in 4Q06 compared with 3Q06	14
Table 7: Cash Flow (BR GAAP)	15

Balance Sheet (BR GAAP)	16
Table 8: Balance Sheet	16

Indebtedness	17
Table 9: Breakdown and maturity of financial debt (BR GAAP)	17
Table 10: Breakdown and maturity of operational leases (BR GAAP)	17

Business Units	19
Loyalty Program	19
Maintenance Center	19

Stock Market	20
Table 11: Actual Shareholders	20
Graph 5: Stock Performance	20

Estimates	21
Graph 6: Projected fleet	21

Financial Reports in US GAAP	22
Table 12: Income Statement– 4Q06 vs. 4Q05	22
Table 13: Income Statement– January – December 2006 vs. 2005	23
Table 14: Condensed Balance Sheet	24
Table 15: Breakdown and maturity of leases (US GAAP)	25

Glossary	26

Investor Relations contacts	27

4th Quarter highlights

6.6 million passengers transported- an increase of 22.1%

Increase in block hours/day per aircraft from 12.0 to 13.0

14 new A320, 3 A330 and 1 A319; 4 F100 returned 4Q06 vs. 4Q05

Domestic Scheduled Load Factor increased 1.7p. p. to 69.7%

Gross Revenues of R$2.0 billion, an increase of 22.9%

Increased valuation of our shares in 62.2% since the follow-on until the end of 4Q06

Included on the Corporate Sustainability Index (ISE)

EPS of 0.90 reais in BR GAAP and 1.10 reais in US GAAP

Dividends and interests payment on equity of ~ 0.895 reais per share

Started daily flight to London

Started the 2nd daily flight to NY

Announcements:

       New flight to Milan

       2nd daily flight to Santiago (Chile)

       3rd daily flight to Paris

Highlights

São Paulo, March 21, 2007 –TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian airline market, reports its fourth quarter results for 2006 (4Q06). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

Operational Performance

Domestic Operations

TAM reached 50.3% average market share in 4Q06

ASKs (capacity) increased 26.0% in 4Q06 as a result of the increase in the operating fleet (14 A320 and 1 A319, vs 4 F100 returned) and the increase in block hours by aircraft from 12.0 hours/day to 13.0 hours/day (total operation)

RPKs (demand) increased 26.9% in 4Q06 compared to 4Q05

TAM’s domestic load factor increased to 70.7% in 4Q06, compared to 70.2% in 4Q05

We operated with operational efficiency performance in the domestic market of 59.0% for 4Q06 – 3.7p. p. below the market average

International Operations

TAM reached 60.0% average market share in 4Q06

ASKs (capacity) increased 47.3% in 4Q06, due to the increase of twenty two weekly frequencies to Buenos Aires, the start of a daily frequency to London, two daily frequencies to New York by adding three A330 in our international operating fleet, the substitution of a A320 for a A330 in the Santiago route and also due to the new daily frequency Manaus-Miami, the latter connecting the North and Northeast regions of Brazil to the USA, operated with A320.

RPKs (demand) increased 45.1% comparing 4Q06 with 4Q05

TAM’s international load factor decreased 1.1 p.p. to 73.5% in 4Q06 compared to 74.6% in 4Q05

We operated with the best operational efficiency performance in the international market among the largest companies with 66.0% for 4Q06

Financial Performance

International RASK increased 8.8% in 4Q06 vs 4Q05

International scheduled Yield increased 10.5% in 4Q06 vs 4Q05

Total CASK decreased by 9.6% in 4Q06 compared to 4Q05

We reached 11.9% and 22.5% of EBIT and EBITDAR margins, respectively

Net income of R$ 134.9 and margin of 6.9%

Our total cash and cash equivalents equalled R$2,453 million

In 2006 the Company will pay the amount of R$ 134.7 million in dividends representing R$ 89.48 cents per share, of which R$ 14.4 million will be distributed as interest on equity and the other part in dividends

Prizes Received

2006 Trusted Brands Prize - Airline Company Category - Reader´s Digest Magazine

The Most Admired Companies in Brazil - Best Brazilian Airline Company in 2006 - Carta Capital

8th Aero Magazine Prize – Best Airline Company - Aero Magazine

The best companies to do an internship - TAM is among the best companies to do an internship in the State of São Paulo – CIEE

Leader in the Best Companies to Investors ranking, from the specialized magazine, Capital Aberto in the 5 to 15 billion reais market capital value companies.

Increasing our Spread (RASK – CASK)

The company is increasing the spread between RASK and CASK, resulting in an EBIT margin 3.2 p.p. higher in 4Q06 than 4Q05.

The main factors that contributed to the decrease of 9.6% in CASK in 4Q06 were the dilution of the fixed costs by increasing the block hours per aircraft per day to 13.0 hours, the reduction of commercial costs, decrease in the fuel price and the appreciation of the real in 9.5%, offset by the increase in services from third parties. To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market
Graph 2: Market growth in domestic and international markets 4Q06 vs. 4Q05 (base 100)

Accumulated Growth:
Domestic	6.0%	8.7%
International	(48.9)%	(44.0)%

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data 4Q06 vs. 4Q05

	2006		2005		Variation (%)

	4th quarter	Accum.	4th quarter	Accum.	4th quarter	Accum.

Total
Passengers transported (thousands)	6,608	25,022	5,414	19,571	22.1	27.9
RPK (millions)	7,220	26,289	5,483	19,797	31.7	32.8
ASK (millions)	10,097	35,564	7,687	28,024	31.3	26.9
Load factor - %	71.5	73.9	71.3	70.6	0.2 p.p.	3.3 p.p.
Break-even load factor (BELF) - %	63.0	63.9	65.1	65.3	-2.1 p.p.	-1.4 p.p.
Average tariff	265	268	271	267	-2.2	0.3
Flight hours	108,033	390,839	88,477	323,729	22.1	20.7
Kilometres flown by aircraft (millions)	62,594	226,344	50,469	185,158	24.0	22.2
Liters of fuel (million)	374,552	1,336,917	297,089	1,073,872	26.1	24.5
Aircraft utilization (hours per day)	12.96	12.66	11.97	11.36	8.3	11.5
Landings	64,938	245,163	57,424	209,831	13.1	16.8
Stage Length	964	923	879	882	9.7	4.6
No. of employees	13,195	13,195	9,669	9,669	36.5	36.5

Domestic Market
Paid passengers transported (thousands)	5,913	22,533	4,927	17,807	20.0	26.5
RPK domestic (millions)	5,148	18,987	4,056	14,595	26.9	30.1
RPK scheduled domestic(millions)	4,641	16,988	3,496	12,626	32.7	34.6
ASK domestic (millions)	7,277	25,965	5,773	20,889	26.0	24.3
ASK scheduled comestic (millions)	6,657	23,601	5,141	18,622	29.5	26.7
Domestic Load factor - %	70.7	73.1	70.2	69.9	0.5 p.p.	3.3 p.p.

International Market
Paid passengers transported (thousands)	696	2,489	487	1,764	42.7	41.2
RPK internationcal (millions)	2,072	7,302	1,428	5,202	45.1	40.4
RPK scheduled internationcal (millions)	2,061	7,112	1,424	5,029	44.8	41.4
ASK internationcal (millions)	2,820	9,599	1,914	7,136	47.3	34.5
ASK scheduled internationcal (millions)	2,798	9,323	1,905	6,871	46.9	35.7
International Load factor - %	73.5	76.1	74.6	72.9	-1.1 p.p.	3.2 p.p.
*International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.

Domestic Market
The domestic market demand increased 6.0% comparing 4Q06 vs. 4Q05 while there was an increase in supply of 8.7% in the same period. As a result, the industry's load factor decreased 1.8p.p. to 69.3% in 4Q06 compared to 71.1% in 4Q05.

TAM Domestic Demand
In the domestic market, TAM increased approximately 4.5 times the market. TAM increased 26.9% in domestic RPKs when comparing 4Q06 with 4Q05, increasing market share in 8.2p.p. to 50.3% in the 4Q06. The majority of the increase was due to our increase in supply, fuelled by competitive pricing and the reduction of one large competitor.

TAM Domestic Supply
Our domestic supply (measured in ASKs) increased 26.0% in 4Q06 when compared to 4Q05. Part of the increase in ASK was due to the increase in the fleet (14 new A320s and 1 A319 vs. 4 F100 returned). However, the greatest impact was due to aircraft utilization increase (from 12.0 hour/day in 4Q05 to 13.0 flown hours per day per aircraft in 4Q06).

International Market
In the international market, both demand and supply decreased by 48.9% and 44.0%, respectively, when comparing 4Q06 to 4Q05. These factors led to a decrease in load factor from 76.4% to 69.7% in 4Q05 and 4Q06, respectively.

TAM's International Demand
TAM continued to grow in the international market. Our market share increased from 20.9% in 4Q05 to 60.0% in 4Q06, generating RPK increase of 45.1% comparing 4Q06 to 4Q05 (taking into consideration TAM LA and TAM Mercosur statistics).

TAM's International Supply
The increase in our participation in the international market was due to an increase in supply, which increased 47.3% y-o-y, due to the increase of twenty two weekly frequencies to Buenos Aires, the start of a daily frequency to London, two daily frequencies to New York, the substitution of a A320 for a A330 in the Santiago route and also due to the new daily frequency Manaus-Miami, the latter connecting the North and Northeast regions of Brazil to the USA, operated with A320.

Table 2: Fleet 4Q06 vs. 4Q05

December 31
Model	In operation		Sub- leased		Non operating (redelivery)		Total
	2006	2005	2006	2005	2006	2005	2006	2005
	10	7	-	3	-	-	10	10
	50	36	-	-	-	-	50	36
	14	13	-	-	-	-	14	13
	18	20	-	-	3	5	21	25
	92	76	0	3	3	5	95	84

Financial Performance

Revenues

Table 3: Revenue per type of service

		2006		2005		Variation (%)

	4th quarter	Accum.	4th quarter	Accum.	4th quarter	Accum.

Domestic revenue - Pax
Scheduled - PAX	1,226,244	4,935,599	1,111,888	3,966,429	10.3%	24.4%
Charter - PAX	59,093	226,336	63,486	226,269	-6.9%	0.0%

Total	1,285,337	5,161,935	1,175,374	4,192,698	9.4%	23.1%

International revenue - Pax
Scheduled - PAX	465,469	1,513,334	290,839	1,010,701	60.0%	49.7%
Charter - PAX	1,889	24,125	1,572	22,855	20.2%	5.6%

Total	467,359	1,537,459	292,411	1,033,556	59.8%	48.8%

Cargo revenue
Domestic cargo	87,751	321,817	86,981	277,403	0.9%	16.0%
International cargo	59,132	164,678	34,501	129,743	71.4%	26.9%

Total	146,883	486,495	121,482	407,146	20.9%	19.5%

Other operating revenue
Commissions	3,020	14,941	5,753	21,004	-47.5%	-28.9%
Loyalty program	61,559	207,255	30,346	85,051	102.9%	143.7%
Subleases	-335	33,657	17,071	65,228	-102.0%	-48.4%
Agency of trip and tourism	4,500	20,858	0	16,235	-	28.5%
Others	68,408	237,491	15,077	89,217	353.7%	166.3%

Total	137,152	514,202	68,247	276,735	101.0%	85.8%

Gross Revenue	2,036,730	7,700,091	1,657,515	5,910,135	22.9%	30.3%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

		2006		2005	Variation (%)

	4th quarter	Accum.	4th quarter	Accum.	4th quarter	Accum.

RASK (cents of reais) (1) (2)	19.28	20.65	20.58	20.16	-6.3	2.5
Load factor - %	71.51	73.92	71.33	70.64	0.2 p.p.	3.3 p.p.
Yield (cents of reais) (1) (3)	28.21	29.29	30.23	29.85	-6.7	-1.9

RASK Scheduled Domestic (cents of reais)	17.53	19.88	20.62	20.31	-15.0	-2.1
Scheduled Domestic Load Factor (%)	69.71	71.98	68.00	67.80	1.7 p.p.	4.2 p.p.
Yield Scheduled Domestic (cents of reais)	26.42	29.05	31.80	31.42	-16.9	-7.5

RASK Scheduled International (cents of reais)	16.60	16.21	15.26	14.70	8.8	10.3
Scheduled International Load Factor (%)	73.66	76.29	74.74	73.20	-1.1 p.p.	3.1 p.p.
Yield Scheduled International (cents of reais)	22.58	21.28	20.43	20.10	10.5	5.9
Yield Scheduled International (cents of USD)	10.56	9.95	8.73	8.59	21.0	15.9
(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue
Our gross operating revenue increased 22.9% to R$2,036.7 million in 4Q06 compared to R$1,657.5 million in 4Q05, due to the increase in our demand by 31.7% and in our yield reduced 6.7% to 28.21 Real cents in 4Q06. The increase in RPK was mainly due to the supply increase of 31.3% and an improvement of 0.2pp in the average load factor to 71.5% in 4Q06. The total RASK decreased 6.3% to 19.28 Real cents, compared to 20.58 Real cents in 4Q05.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)increased 9.4% to R$1,285.3 million in 4Q06, compared with R$1,175.4 million in 4Q05. Despite the fall in domestic scheduled yield of 16.9%, from 31.80 Real cents in 4Q05 to 26.42 Real cents in 4Q06, there was an increase in the domestic demand (in RPKs terms)of 26.9% reflecting an increase in the load factor of 0.5 p.p. RASK scheduled domestic decreased 15.0% reaching 17.53 Real cents in 4Q06 compared to 20.62 Real cents in 4Q05.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 59.8% to R$467.4 million in 4Q06 compared to R$292.4 million in 4Q05. The increase of gross international passenger revenue was due to an increase of 47.3% in the supply due to the increase of twenty two weekly frequencies to Buenos Aires, the start of a daily frequency to London, two daily frequencies to New York, the substitution of a A320 for a A330 in the Santiago route and also due to the new daily frequency Manaus-Miami, connecting directly Brazil North/Northeast to USA, operated with Airbus A320. Our international demand increased 45,1% and our load factor decreased 1,1p.p. reaching 73,7% to 74,8% in 4Q05. The yield scheduled international increased 10.5% reaching 22.58 Real cents in 4Q06. In dollar terms, yield scheduled international increased 21.0% from 8.73 Dollar cents in 4Q05 to 10.56 Dollar cents in 4Q06. The RA SK scheduled international increased 8.8% from 15.26 Real cents in 4Q05 to 16.60 Real cents in 4Q06.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 20.9% to R$146.9 million in 4Q06 compared to R$121.5 million in 4Q05 due to the increase in our capacity and consequent availability of more cargo space to TAM Express.

Other gross revenue
Other gross revenue increased 101.0% to R$137.2 million in 4Q06, compared to R$68.2 million in 4Q05, mainly due to an increase in sale of Loyalty Program points and expired tickets, off set by the reduction in subleasing revenue, due to reintegration of A330s to our operational fleet.

Sales deductions and taxes
Sales deductions and taxes increased 19.2% to R$90.1 million in 4Q06, compared with R$75.6 million in 4Q05, due to the increase of 22.9% in our gross operating revenue which is the basis for the calculation.

Net operating revenue	Our net operating revenue increased 23.1% to R$1,946.6 million in 4Q06 compared with R$1,581.9 million in 4Q05.

Costs and Expenses

Table 5: Costs and Expenses

	4th quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2006	2005	Variation	2006	2005	Variation
			(%)			(%)

Operational Income
Flight revenue	18.81	20.67	-9.0	1,899.6	1,589.3	19.5
Domestic	12.73	15.29	-16.7	1,285.3	1,175.4	9.4
International	4.63	3.80	21.7	467.4	292.4	59.8
Cargo	1.45	1.58	-7.9	146.9	121.5	20.9
Other operating sales and/or services revenues	1.36	0.89	53.0	137.2	68.2	101.0
Sales deductions and taxes	(0.89)	(0.98)	-9.2	(90.1)	(75.6)	19.2

Net operational income	19.28	20.58	-6.3	1,946.6	1,581.9	23.1

Cost of services and operational expenses
Fuel	(5.45)	(6.51)	-16.2	(550.7)	(500.3)	10.1
Selling and marketing expenses	(2.32)	(2.80)	-16.9	(234.7)	(215.0)	9.1
Aircraft and equipment leasing	(1.74)	(2.10)	-17.1	(175.8)	(161.5)	8.8
Personnel	(2.68)	(2.54)	5.6	(270.4)	(195.0)	38.7
Maintenance and reviews (except personnel)	(1.02)	(1.14)	-10.7	(103.2)	(88.0)	17.2
Outsourced services	(1.39)	(1.27)	9.4	(140.2)	(97.5)	43.7
Landing and take-off and navigation charges	(0.88)	(0.86)	2.2	(88.4)	(65.9)	34.2
Depreciation and amortization	(0.29)	(0.29)	1.0	(29.5)	(22.3)	32.6
Aircraft insurance	(0.08)	(0.12)	-33.5	(8.3)	(9.6)	-12.7
Others	(1.12)	(1.14)	-2.3	(112.8)	(87.9)	28.3

Total cost of services and operational expenses	(16.98)	(18.77)	-9.6	(1,714.1)	(1,443.0)	18.8

Gross profit	2.30	1.81	27.5	232.5	138.9	67.4

Financial income (expense)	0.25	(0.12)		25.5	(9.4)
Other operating expenses. net	(0.64)	(0.21)	199.0	(64.9)	(16.5)	292.8

Operating income (loss)	1.91	1.47	30.2	193.0	112.9	71.0
Non-operating results, net	(0.00)	0.00		(0.2)	0.2

Income (loss) before income and social
contribution taxes	1.91	1.47	29.8	192.9	113.1	70.5
Income tax and social contribution	(0.74)	(0.62)	18.3	(74.6)	(48.0)	55.3

Income (loss) before minority interest	1.17	0.85	38.3	118.3	65.1	81.7
Minority interest	(0.00)	0.00		(0.3)	0.2	-267.7
Reversal of interest on equity	0.17	0.00		16.9	0.0

Net income (loss) for the period	1.34	0.85	57.3	134.9	65.3	106.6

EPS (R$)				0.90	0.45	97.7
EPADS (USD)				0.42	0.19	116.4

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 18.8% to R$ 1,714.1 million in 4Q06, compared to R$ 1,443.0 million in 4Q05. The increase in cost of services and operating expenses is principally due to the increase in outsourced services, landing and take-off fees and navigational aid personnel. The cost of services and operational expenses by ASK (CASK) decreased 9.6% to 16.98 Real cents in 4Q06, compared to 18.77 Real cents in 4Q05, mainly due to the improvement in aircraft utilization (daily hours flown increased to 13.0), by the appreciation of the Real exchange rate of 9.5%, by the decrease in fuel and by the reduction of commercial costs.

Fuel
Fuel costs increased 10.1% to R$ 550.7 million in 4Q06, compared with R$ 500.3 million in 4Q05 due to the 26.1% increase in litres consumed and the 12.6% increase in the average cost per litre. During the 4Q06, the tankering program generated savings of approximately R$ 8.7 million. Fuel costs by ASK decreased 16.2%.

Sales and Marketing
Sales and marketing expenses increased by 9.1% to R$ 234.7 million 4Q06, compared to R$ 215.0 million in 4Q05. The sales and marketing expenses represented 12.1% of total net revenues in 4Q06 against 13.6% in 4Q05, a reduction 1.5 p.p. mainly due to a new variable commissioning policy and discounts and incentives revision. Sales and marketing expenses per ASK dropped 16.9%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 8.8% to R$ 175.8 million in 4Q06, compared with R$ 161.5 million in 4Q05, mostly due to the increase of 14 aircraft A320, 1 A319 and 3 aircraft A 330, compensated by the return of 4 Fokker 100 and the 9.5% appreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK decreased 17.1%.

Personnel costs
Personnel costs increased by 38.7% to R$ 270.4 million in 4Q06, compared to R$ 195.0 million in 4Q05, principally due to the 36.5% increase in headcount from 9,669 to 13,195 in 4Q05 vs. 4Q06, respectively, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 5.6%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 17.2% to R$ 103.2 million in 4Q06, compared to R$ 88.0 million in 4Q05, mainly due to the increase in flown hours to 13.0, the increase in our fleet and compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 9.5%. Costs with maintenance and repairs (except personnel) by ASK decreased 10.7%.

Outsourced services
Outsourced services increased by 43.1% to R$ 140.2 million in 4Q06, compared to R$ 97.5 million in 4Q05 mainly due to increase in international distribution costs and the outsourcing, offset by the appreciation of the Real against the US dollar of 9.5%. Outsourced services by ASK increased by 9.4%.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 34.2% to R$ 88.4 million in 4Q06 compared with R$ 65.9 million in 4Q05, due to the increase of 13.1% in take-offs and navigation charges, given the increase of 24.0% in kilometres flown and increase in international flights, which costs are higher than domestic. Landing, take-off and by ASK increased 2.2%.

Depreciation and amortization
Depreciation and amortization costs increased 32.6% to R$ 29.5 million in 4Q06 compared with R$ 22.3 million in 4Q05. Much of the increase arises from net additions in fixed assets of R$ 121.8 million from 4Q05 to 4Q06. The depreciation and amortization expense by ASK increased by 1.0%.

Aircraft insurance
Aircraft insurance decreased 12.7% to R$8.3 million in the 4Q06 compared to R$ 9.6 million in 4Q05, principally due to better risk-class rating from our insurers, and the appreciation of the Real against the US dollar, compensated partially by the increase in the number of passengers carried in 22.1% in 4Q06 vs. 4Q05. and the net increase of 14 aircraft into our operating fleet The cost of aircraft insurance by ASK fell by 33.5%.

Other operating expenses
Other operating expenses increased by 28.3% to R$ 112.8 million in 4Q06, compared to R$ 87.9 million in 4Q05, consistent with the increase in our operations of 26.9%. Other operational expenses by ASK decreased 2.3%.

Net financial expense
Our net financial result reached net revenue of R$ 25.5 million in 4Q06, compared with net expense of R$ 9.4 million in 4Q05. Mainly due to higher cash availability generating revenues from the financial applications, to the effects of appreciation of the Real against the US dollar of 9.5%, besides interest income from cash invested, offset by realized losses with hedge.

Other net operating expenses
Other net operating expenses increased by 292.8% to R$ 64.9 million in 4Q06, compared to R$ 16.5 million in 4Q05, consistent with the increase in our operations of 26.9% and to the provision of R$ 44.0 million referring to the incorporation of the domestic stations. We have announced the restructuring project at 54 domestic stations with the objective to reduce costs and gain synergies through the incorporation of airport staff, ground support (luggage and cargo), ticket offices and commercial teams. Such services used to be provided by third party companies, and the costs are recognized in our P&L (including personnel). The incorporation will benefit us reducing taxes on third party services, eliminating additional commissions on passengers tickets and cargo, and reducing commercial costs due to the increase in direct sales. Using the year of 2006 as a base, this benefit would be of approximately R$ 85 million , on an ongoing basis, increasing accordingly to the increase of our operations.

Income tax and social contribution	Income tax and social contribution reached expenses of R$ 74.6 million in 4Q06, compared to income of R$ 48.0 million in 4Q05. Our effective tax rate was 38.7% in 4Q06 and 42.5% in 4Q05.

Net Income
Our net income reached R$ 134.9 million in 4Q06, compared with R$ 65.3 million in 4Q05, as a result of the matters above discussed that represented an increase of 2.8p.p. in margin, from 4.1% in 4Q05 to 6.9% in 4Q06.

EBITDAR, EBITDA, EBIT and Net Income

Table 6: EBITDAR, EBITDA e EBIT calculation

	2006		2005		Variation%

	4th quarter	Accum.	4th quarter	Accum.	4th quarter	Accum.

Net income before minority interest	118,289	540,053	65,101	187,021	82%	189%

Income tax and social contribution	74,611	296,534	48,035	108,477	55%	173%
Financial result, net	-25,455	45,151	9,436	92,561		-51%
Non-operating result, net	163	-11,356	-241	8,046
Other operating expenses, net	64,729	125,482	16,285	29,465	297%	326%

EBIT	232,336	995,864	138,616	425,570	68%	134%

Depreciation and amortization	29,049	101,855	22,240	85,353	31%	19%
Goodwill amortization in subsidiary	179	717	179	1,341	0%	-47%

EBITDA	261,565	1,098,436	161,036	512,264	62%	114%

Rental - Leasing	175,910	718,797	161,531	627,248	9%	15%

EBITDAR	437,475	1,817,233	322,567	1,139,512	36%	59%

Net revenue	1,946,582	7,344,650	1,581,910	5,648,765	23%	30%

Margins:
EBIT	11.94	13.56	8.76	7.53	3.2 p.p.	6.0 p.p.
EBITDA	13.44	14.96	10.18	9.07	3.3 p.p.	5.9 p.p.
EBITDAR	22.47	24.74	20.39	20.17	2.1 p.p.	4.6 p.p.

EBIT
EBIT margin was 11.9%, reaching R$ 232.3 million in 4Q06, compared to R$ 138.6 in 4Q05. Our EBIT margin increased 3.2p.p. in 4Q06. The EBIT increment was impacted by the RASK reduction of 6.3% due to the reduction of 6.7% in the scheduled domestic yield and by the increase of 0.2 p.p. in the load factor, besides the reduction of 9.6% in CASK .

EBITDAR	EBITDAR margin was 22.5%, reaching R$ 437.5 million in 4Q06, compared to R$ 322.6 million in 4Q05, representing an increase in the EBITDAR margin of 2.1p.p. in 4Q06 given the facts above mentioned.

Cash Flow

Graph 4: Cash flow 4Q06 compared with 3Q06

Cash flow from operating activities	Operational activities generated R$ 364.3 million in 4Q06 compared to use of R$ 143 million in 3Q06. The cash generation in operational activities was mainly due to increase in net profit.

Cash flow used in investing activities	Cash used in investing activities in 4Q06 totaled R$ 232.1 million, related to the payment of PDPs, investment in the spare parts for aircraft, given the increase in our operating fleet.

Cash flow from financing activities	Cash generated from financing activities in 4Q06 was R$ 74.9 million, mainly duo to debentures issuing.

Table 7: Cash Flow (BR GAAP)
	31.12.2006	30.9.2006

EBIT	232,334	349,472
EBIT Reconciliation Ajustments
(+) Depreciation and Amortization	20,913	18,009
(-) Other Operating Expenses	(64,727)	(24,768)
(-) Financial Expenses	25,454	722
(-) Non-operating results, net	(162)	1,902
(-) Income Tax and Social Obligations	(74,610)	(114,331)
(-) Minority interest	(302)	(283)
(+) Interest on own capital and dividends payable	16,911

Cash Earnings	155,811	230,722

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	140,590	(108,603)
(Increase)/Decrease in Inventories	(10,824)	12,662
Increase/(Decrease) in Suppliers Payables	28,396	10,004
Total (Increase)/Decrease in Working Capital	158,162	(85,938)

(Increase)/Decrease in Other Accounts Receivables	14,375	(109,629)
Increase/(Decrease) in Transportations to be executed	(24,857)	93,553
Increase/(Decrease) in Other Accounts Payables	60,804	14,300
Total (Increase)/Decrease in Others	50,322	(1,776)

(=) Net cash provided by operating activities	364,295	143,009

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to	(161,687)	(55,997)
aircraft manufacturers
(Increase)/Decrease Others Long term	(36,393)	18,584
(Increase)/Decrease Other Investments	179	179
(Increase)/Decrease Property Plan and equipment	(34,196)	(33,901)
(=) Cash flow from investing activities	(232,097)	(71,135)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	(8,680)	(3,788)
Increase/(Decrease) Loans and Financing Short Term	109,746	(5,827)
Increase/(Decrease) Loans and Financing Long Term	(26,477)	16,630
Increase/(Decrease) Financial Leases Short Term	(12,896)	(12,083)
Increase/(Decrease) Debentures	13,091	506,179
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(3,787)	(2,408)
Increase/(Decrease) Others	(6,384)	47,015
Increase/(Decrease)Deferred Income	-	-
Dividends	137,498	247
Increase/(Decrease) Legal and Revaluation Reserve	(127,237)	(694)
(=) Cash flow from financing activities	74,876	545,271

CASH FLOW IN THE PERIOD	207,074	617,144

Cash and cash equivalents at the end of the year	2,452,978	2,245,903
Cash and cash equivalents at the beginning of the year	2,245,903	1,628,759
Change	207,074	617,144

Balance Sheet (BR GAAP)
Table 8: Balance Sheet	12.31.2006	09.30.2006

Total Assets	5,168,345	4,895,700

Current Assets	3,862,718	3,784,179

Cash	122,458	103,997
Cash equivalents (short-term investments)	2,330,520	2,130,385
Accounts receivable	780,972	921,562
Inventories	113,875	103,051
Taxes recoverable	67,345	53,913
Deferred Income Tax	221,793	204,714
Advances to aircraft manufacturers	33,050	22,722
Other accounts receivable	192,705	243,835

Long-Term Assets	513,155	332,154

Deposits in guarantee	144,444	130,752
Deferred income tax and social contribution	109,277	120,048
Advances to aircraft manufacturers	130,915	0
Advances for aircraft maintenance	46,596	0
Other accounts receivable	81,923	81,354

Permanent Assets	792,472	779,367

Investments	70	71
Plant, Property and Equipment	791,685	778,400
Deferred assets	717	896

LIABILITIES AND SHAREHOLDERS' EQUITY	5,168,345	4,895,700

Circulante	2,029,289	1,699,555

Suppliers	346,817	318,421
Loans and Financing	221,908	112,161
Leases	69,108	77,788
Debentures	60,588	32,063
Payroll and Social Contributions	194,128	164,618
Transportations to be executed	759,210	784,067
Taxes and Charges	63,783	53,924
Provision for Income Tax and Social Contribution	1,993	23,997
Interest on equity and Dividends payable	137,629	360
Other accounts payable	174,125	132,156

Long-term liabilities	1,675,827	1,740,802

Loans and Financing	230,864	257,340
Leases	92,954	105,850
Debentures	508,076	523,510
Provisions for Deferred Income Tax	56,306	60,395
Provisions for Contingencies	722,761	726,322
Reorganization of the Fokker 100 Fleet	62,806	66,593
Others	2,060	792

Deferred Income	11,099	11,099
Minority Interest	2,744	2,515

Shareholders' Equity	1,449,386	1,441,729

Paid-Up Capital	675,000	675,000
Capital Reserve	102,855	102,855
Revaluation Reserve	147,874	154,829
Legal Reserve	0	5,988
Profit reserve	523,657	503,057
Accrued Net Income/Loss	31.12.2006	30.9.2006

Indebtedness

Table 9: Breakdown and Maturity of financial debt

R$ thousand

12.31.2006

Year	Loans	Lease payable	Reorganization of Fokker 100 fleet	Debentures	Total	% Total

2007	221,908	69,108	11,813	60,588	363,417	29%
2008	79,092	27,814	12,659	8,076	119,565	10%
2009	90,437	27,765	16,854	0	135,056	11%
2010	24,548	13,691	19,101	166,667	226,699	18%
2011	22,818	8,631	14,192	166,667	215,000	17%
2012	3,997	5,845	0	166,667	179,201	14%
After 2012	9,972	9,208	0	0	19,180	2%

	452,772	162,062	74,619	568,664	1,258,117	100%

Foreign currency - denominated	192,270	162,062	74,619	0	428,951	34%
Local currency - denominated	260,502	0	0	568,664	829,166	66%

Table 10: Breakdown and maturity of operational leases

		In thousands of US dollars

	Financial interest and	12.31.2006	12.31.2005
	(monthly payments)

Foreign currency
Airbus A319	1-Month Libor (5.3% p.a.)	115,713	97,026
	3-Months LIBOR + 5.36% p.a. to 5.67% p.a. (5.52% p.a.)	15,279	19,360
	6-Months LIBOR + 5.37% p.a. to 7.19% p.a. (6.9% p.a.)	177,065	187,927

Airbus A320	Fixed interest to 4.0% p.a.	65,708	4,640
	1-Month LIBOR + 5.32% p.a. to 6.31% p.a. (5.8% p.a.)	124,924	138,273
	3-Months LIBOR + 5.4% p.a. to 7.3% p.a. (5.8% p.a.)	419,584	224,445
	6-Months LIBOR + 4.4% p.a. to 7.2% p.a. (6.0% p.a.)	505,146	358,225

Airbus A330	Fixed interest to 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	443,196	725,540
	6-Months LIBOR + 6.6% p.a. to 7.6% p.a. (7.1% p.a.)	231,110

Fokker 100	Fixed interest 1.12% p.a. to 2.0% p.a. (1.2% p.a.)	73,934	101,553
	6-Months LIBOR + 5.4% p.a. to 5.6% p.a. (5.5% p.a.)	6,961	13,459

Airbus Turbines	Fixed interest 0.92% p.a. to 1.01% p.a. (0.96% p.a.)	7,143	1,696
	6-Months LIBOR + 4.92% p.a. to 5.76% p.a. (5.21% p.a.)	8,359	9,632

		2,194,122	1,881,776

	In thousands of US dollars

Year	12.31.2006	12.31.2005

2006	0	261,205
2007	332,949	238,778
2008	307,169	213,358
2009	276,941	197,470
2010	264,053	188,201
2011	247,434	204,777
2012	231,711	164,657
After 2012	533,865	413,330

	2,194,122	1,881,776

Total financial debt	Total financial debt increased from R$ 1,183 million at 3Q06 to R$ 1,258 million at 4Q06. The main factor behind this increase was the issuing of debentures.

Operating leases
Obligations from operating leases amounted to US$ 2.2 billion at the end of 4Q06, corresponding to 95 aircraft (21 Fokker 100, 14 Airbus A319, 50 Airbus A320, 10 Airbus A330 and Airbus turbines). Contracts mature up to 192 months and are restated based on the variation of the US dollar plus LIBOR.

Business Units

Loyalty Program
TAM was the first airline to offer a loyalty program in Brazil and we believe it represents a key element in our marketing strategy. There are currently over 3.6 million members in the program (which we refer to as the TAM Loyalty Program). We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulated, the member is assigned a card category – white, blue or red. Each category receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

The quantity of points earned, converted into free flights;
The quantity of points which expired without being converted into flights;
The quantity of free flights flown with other airlines; and

  Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

	12.31.2006	09.30.2006	06.30.2006
Total Free domestic flights earned but not redeemed	1,782,397	1,625,274	1,449,938
Total Free domestic flights considered but not redeemed	1,220,051	1,112,500	992,482
Number of free flights redeemed	756,04	506,988	312,596
% of redeemed free flights used in other airlines	2.30%	1.86%	1.87%
Revenues from the Loyalty Program (R$ M)	207,255	145,696	57,918

Total Provision (R$ M)	19,039	16,78	15,873

Maintenance Center in São Carlos	TAM’s Technological Center – based in a 4.6 million square meters area – is certified to do the maintenance in all TAM’s fleet (except engines) and more than 2 thousand aircraft components. It has been a very efficient instrument on the Company’s costs reduction program and now, incrementing the sales of services to thirds, is optimizing the Center utilization, diluting fixed costs.
In total respect with environment and fauna and flora preservation policy, TAM has 3 residuals treatment stations.

Stock Market

Table 11: Actual Shareholders
	Ordinary		Preferential
Shareholders	Shares	(%)	Shares	(%)	TOTAL	(%)

TAM – Empreendimentos e Participações S.A	58,180,635	38.6%	20,370,935	13.5%	78,551,570	52.2%
Aerosystem S.A. Empreendimentos e Participações	1,515,656	1.0%	2,073,881	1.4%	3,589,537	2.4%
Agropecuária Nova Fronteira Ltda.	79,516	0.1%	0	0.0%	79,516	0.1%
Minority shareholders	16,998	0.0%	68,325,720	45.4%	68,342,718	45.4%

Total	59,792,805	39.7%	90,770,536	60.3%	150,563,341	100.0%

After the follow-on on March 10, 2006 our free float reached 45.4% . Since the offering our share is performing approximately threefold the Ibovespa and Dow Jones ADR index.
Average daily trade of our share is 1.65% of the free float and the daily trade volume is over R$ 35 million in the 4Q06.

TAM is included in 8 indexes:

  Ibovespa (Index of the São Paulo Securities Exchange)
  IBrX-50 (Brazilian indexo f the 50 most liquid shares in the BOVESPA)
  ISE (Corporate Sustainability Index)
  IGC (Indexo f companies with differentiated corporate governance practices)
  IBrX (Brazilian Index)
  ITag (Index of shares with differentiated tag along practices)
  IVBX 2 (Index Valor Bovespa – 2nd tier)
  MSCI Barra (Morgan Stanley Capital International)

Graph 5: Stock Performance

Accumulated variation since March 10, 2006

Estimates

Future Strategy
Our strategic priority is to consolidate and grow our leadership in the passenger domestic market, obtaining profitable results. We pursue this goal offering an overall service that delivers superior value for money to passengers, by continuing to reduce costs and increasing the return on capital invested. To reach these objectives, our strategies are:

1)Focusing on customer service
2)Continuously seeking opportunities to increase revenues with profitability
3)Optimizing the use of our fleet and continuously reducing operating costs

2007 Estimates	Due to market growth and our historically performance, we estimates to 2007:

2007 Estimates
TAM	Market
- Average domestic market share above 50%
- Average domestic load factor of approximately 70%
- Average block hours per day higher than 13 hours
- Total CASK ex-fuel reduction in BR GAPP of 7% yoy
- Third frequency to Paris
- Inauguration of two new long haul frequencies	- Market growth 10% - 15%

Graph 6: Fleet projection

Total Fleet

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Statement of Income and Shareholders' Equity for the 4Q06 and 4Q05 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br.

Table 12: Statement of Income – 4Q06 vs 4Q05
US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Operational Income
Flight revenue	18.81	20.67	-9.0	1,899.6	1,589.2	19.5
Domestic	12.73	15.29	-16.7	1,285.3	1,175.3	9.4
International	4.63	3.80	21.7	467.4	292.4	59.8
Cargo	1.45	1.58	-8.0	146.9	121.5	20.9
Other operating sales and/or services revenues	1.36	0.69	97.0	137.3	53.1	158.7
Sales deductions and taxes	(0.89)	(0.98)	-9.2	(90.1)	(75.6)	19.2

Net operational income	19.28	20.38	-5.4	1,946.8	1,566.7	24.3

Cost of services and operational expenses
Fuel	(5.45)	(6.51)	-16.2	(550.7)	(500.3)	10.1
Selling and marketing expenses	(2.30)	(2.80)	-17.7	(232.6)	(215.0)	8.2
Aircraft and equipment leasing	(0.89)	(1.01)	-12.2	(89.9)	(78.0)	15.3
Personnel	(2.71)	(2.50)	8.4	(273.4)	(192.1)	42.3
Maintenance and reviews (except personnel)	(1.02)	(1.14)	-10.7	(103.2)	(88.0)	17.2
Outsourced services	(1.38)	(1.27)	8.9	(139.6)	(97.6)	43.1
Landing and take-off and navigation charges	(0.88)	(0.86)	2.2	(88.4)	(65.9)	34.2
Depreciation and amortization	(0.53)	(0.70)	-23.9	(53.7)	(53.7)	0.0
Aircraft insurance	(0.08)	(0.12)	-33.5	(8.3)	(9.6)	-12.7
Others	(1.77)	(1.41)	24.9	(178.4)	(108.8)	64.1

Total cost of services and operational
expenses	(17.02)	(18.33)	-7.1	(1,718.3)	(1,408.9)	22.0

Gross profit	2.26	2.05	10.2	228.5	157.8	44.8

Financial income (expense)	0.27	(2.97)		27.7	(228.2)

Income (loss) before income and social
contribution taxes	2.54	(0.91)	-377.4	256.2	(70.3)	-464.3
Income tax and social contribution	(0.89)	0.29	-405.5	(90.1)	22.4	-501.3

Income (loss) before minority interest	1.65	(0.62)	-364.2	166.1	(47.9)	-447.0
Minority interest	(0.00)	(0.00)		(0.2)	(0.1)

Net income (loss) for the period	1.64	(0.62)	-363.2	165.9	(48.0)	-445.7

EPS (R$)				1.10	(0.33)	-430.8
EPADS (USD)				0.52	(0.14)	-462.1

Net Income for the period (US GAAP)	The net income in 4Q06, according to US GAAP, increased 445.7% compared to 4Q05, reaching R$ 165.9 million.

Tabela 13: Statement of Income – January - December2006 vs. 2005

US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Operational Income
Flight revenue	20.21	20.10	0.5	7,185.9	5,633.4	27.6
Domestic	14.51	14.96	-3.0	5,162.0	4,192.7	23.1
International	4.32	3.69	17.2	1,537.5	1,033.6	48.8
Cargo	1.37	1.45	-5.8	486.5	407.1	19.5
Other operating sales and/or services revenues	1.40	0.93	50.4	499.2	261.6	90.9
Sales deductions and taxes	(1.00)	(0.93)	7.2	(355.4)	(261.4)	36.0

Net operational income	20.61	20.10	2.5	7,329.6	5,633.6	30.1

Cost of services and operational expenses
Fuel	(5.99)	(6.05)	-1.0	(2,129.9)	(1,695.0)	25.7
Selling and marketing expenses	(2.46)	(3.05)	-19.3	(875.3)	(854.6)	2.4
Aircraft and equipment leasing	(1.07)	(1.07)	0.1	(381.0)	(299.8)	27.1
Personnel	(2.47)	(2.38)	3.9	(878.2)	(666.2)	31.8
Maintenance and reviews (except personnel)	(1.09)	(1.27)	-14.2	(388.0)	(356.3)	8.9
Outsourced services	(1.49)	(1.27)	17.4	(531.0)	(356.4)	49.0
Landing and take-off and navigation charges	(0.89)	(0.83)	6.5	(315.0)	(233.0)	35.2
Depreciation and amortization	(0.63)	(0.74)	-15.0	(222.6)	(206.2)	7.9
Aircraft insurance	(0.10)	(0.14)	-30.3	(35.1)	(39.6)	-11.5
Others	(1.36)	(1.12)	21.1	(483.2)	(314.4)	53.7

Total cost of services and operational
expenses	(17.54)	(17.92)	-2.1	(6,239.1)	(5,021.7)	24.2

Gross profit	3.07	2.18	0.4	1,090.6	611.9	54.3

Financial income (expense)	0.43	0.12	270.1	151.9	32.3	369.7

Income (loss) before income and social
contribution taxes	3.49	2.30	52.0	1,242.5	644.2	92.9
Income tax and social contribution	(1.22)	(0.78)	56.8	(433.0)	(217.6)	99.0

Income (loss) before minority interest	2.28	1.52	49.5	809.5	426.6	89.7
Minority interest	(0.00)	(0.00)	404.2	(0.7)	(0.1)	539.8

Net income (loss) for the period	2.27	1.52	49.4	808.8	426.5	89.6

EPS (R$)				5.37	2.96	81.4
EPADS (USD)				2.51	1.26	98.6

Table 14: Condensed Balance Sheet (US GAAP in thousands of R$)

US GAAP	12.31.2006	12.31.2005

Total Assets	7,657,400	6,056,647

Current assets	3,852,480	2,229,044

Cash and cash equivalents	299,507	92,935
Short-term investments	2,153,471	902,517
Accounts receivable, net	780,972	763,165
Inventories	113,875	104,565
Taxes recoverable	67,345	43,035
Prepaid expenses	117,327	120,013
Income tax and social contribution	25,425	80,061
Advances to aircraft manufacturers	221,793	100,995
Other receivables	72,765	21,758
Long term assets	403,878	309,998

Deferred income tax and social contribution	0	122,995
Deposits in guarantee	144,444	118,660
Advances to aircraft manufacturers	130,915	0
Advances for aircraft maintenance	46,596	0
Judicial deposits	55,577	55,877
Other assets	26,346	12,466
Permanent assets	3,401,042	3,517,605

Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,391,292	3,507,855
Total liabilities and Shareholders' Equity	7,657,400	6,056,647

Current liabilities	2,363,444	1,793,210

Suppliers	346,817	282,048
Leases payable	335,254	342,983
Loans	221,908	118,448
Debentures	60,588	26,109
Taxes and tariffs payable	63,783	35,156
Advances from ticket sales	759,210	557,647
Salaries and payroll charges	194,128	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	1,993	27,073
Interest on equity and dividends payable	137,269	0
Other accounts payable	210,409	237,613
Long-term liabilities	3,759,314	3,641,443

Obligations under financial leases	2,033,771	2,502,424
Long-term debt	230,864	151,405
Debentures	508,076	33,244
Reorganization of the Fokker 100 fleet	62,806	85,004
Provision for contingencies	722,761	654,101
Provision for income tax and social contribution	9,284	0
Deferred gain on ales-leaseback	179,526	213,360
Other liabilities	12,226	1,905
Minority Interest	2,744	1,843
Shareholders' Equity	1,531,898	620,151

Table 15: Breakdown and maturity of Leases US GAAP (in thousands of reais)

	Financial interest and	12.31.2006	12.31.2005
	(monthly payments)

Foreign currency

Fokker 100 aircraft and engines	Fixed interest of 1.2% p.a.	161,035	316,792
	6-Months LIBOR + 1.5%
Airbus/A319/Airbus A320 aircraft and engines		1,200,799	1,414,170
	p.a. to 2.5% p.a. (7.2% p.a.)
	1-Month LIBOR + 1.5% p.a.
Airbus A330 aircraft, engines and spare parts		979,389	1,076,742
	(6.8% p.a.)
Lease obligations	1-Month LIBOR (5.5% p.a.)	4,526	6,865
	6-Months LIBOR + 1.25%
	p.a. to 2.25% p.a. (6.8%	16,436	16,409
	p.a.)
	3-Months LIBOR + 1.75%	3,998	3,152
	p.a. (7.2% p.a.)
	Fixed interest of from 1.12%
	p.a.	2,842	11,277

		2,369,025	2,845,407

Current		(335,254)	(342,983)

Long-term liabilities		2,033,771	2,502,424

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	12.31.2006	12.31.2005

2007	242,411	268,342
2008	253,952	277,988
2009	236,641	296,131
2010	228,747	254,959
2011	230,414	245,860
After 2011	841,606	886,125

	2,033,771	2,502,424

Operational lease in US GAAP
In the 4Q06, TAM had 39 operational lease contracts (Airbus A319 - 9, Airbus A320 -12, Airbus A330 - 8 e Fokker 100 - 10), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights

RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Cristina Betts (Dir. Corporate Planning and Controlling)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 47.3% domestic market share and 61.0% international market share at the end of February 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.